International Food Products Group, Inc.
170 Newport Center Drive, Suite 260
Newport Beach, California 92660

January 17, 2006

The United States Securities and Exchange Commission
Ms. Ta Tanisha Henderson
Staff Accountant
Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re. International Food Products Group, Inc.
Form 10K-SB for the Fiscal Year Ended June 30, 2004
Filed November 16, 2004
Forms 10-QSB for Fiscal Quarters Ended September 30, 2004, December 31, 2004, and March 31, 2005
Form 10-KSB for Fiscal Year Ended June 30, 2005
Filed October 13, 2005
File Number 0-33251

Dear Ms. Henderson:

This letter is in response to your letter dated October 24, 2005.

Comment 1. We have responded to comment 1 by rewriting the third paragraph on page 6 of the amended Form 10-KSB filed herewith.

Comment 2. We have responded to comment 2 by rewriting the last prose paragraph on page 25 of the amended Form 10-KSB filed herewith. The paragraph is a part of Note 8 to the financial statements for the fiscal year ended June 30, 2005.

In addition, we give the following explanations.

Common stock issued to non-employees in exchange for services.

The transactions entered into with non employees generally have a term of one year commencing on the date the parties agree to terms and execute the agreement. The shares issued to the non employees are nonforfeitable upon issue.

Footnote 5 to EITF 96-18 states "The Task Force subsequently discussed situations in which counterparty performance may be required over a period of time [for example three years] but the equity award granted to the party performing the services is fully vested and nonforfeitable on the date the parties enter into the contract. Although Task Force members believe that this type of arrangement would be rare, . . . there was general agreement that a reasonable interpretation of the consensus is that the measurement date for an award that is nonforteitable and that vests immediately could be the date the parties enter into the contract, even though services have not yet been performed." We believe that the date of the agreement between the parties is the appropriate measurement date and is in accordance with footnote 5 to EITF 96-18.

Restricted common stock issued to non-employees in exchange for services.

The transactions entered into with non employees generally have a term of one year commencing on the date the parties agree to terms and execute the agreement. The shares issued to the non employees are nonforfeitable upon issue.

Footnote 5 to EITF 96-18 states "The Task Force subsequently discussed situations in which counterparty performance may be required over a period of time [for example three years] but the equity award granted to the party performing the services is fully vested and nonforfeitable on the date the parties enter into the contract. Although Task Force members believe that this type of arrangement would be rare, . . . there was general agreement that a reasonable interpretation of the consensus is that the measurement date for an award that is nonforteitable and that vests immediately could be the date the parties enter into the contract, even though services have not yet been performed." We believe that the date of the agreement between the parties is the appropriate measurement date and is in accordance with footnote 5 to EITF 96-18.

Each agreement is approved by the counterparty prior to its approval by the Company's Board of Directors.

The Company uses Option 123 software to determine the fair value of the restricted shares it issues. This software automatically calculates the volatility of the Company's common stock based upon actual market data. Our research into Option 123 indicated that it is used by many companies to determine value using Black Scholes.

To verify the results we received from the Option 123 model, we used Montgomery Investment Technology, Inc. Volatility Calculator and the Econnomic Research Institute Black Scholes Calculator and found that the results were similar.

SFAS 123R, paragraph A34 states "An entity should establish a process for estimating expected volatility and apply that process consistently from period to period. "We believe that the processes we have used is consistent with the requirements of SFAS 123R.

We believe that the approach used to value restricted shares is in accordance with the guidance of SFAS.

Restricted and/or unrestricted common stock issued to employees in exchange for services:

The Company adopted SFAS 123R retrospectively during the year ended June 30, 2005. Paragraph 7 of SFAS 123R states "A share based payment transaction with employees shall be measured on the fair value of the equity instruments issued." Further, paragraph 3 of SFAS 123R states that his statement supersedes APB 25. It therefore does not seem appropriate to use APB 25 in valuing shares issued to employees. The Company believes it determined the fair value of the shares issued to employees in satisfaction of accrued compensation in accordance with SFAS 123R.

Comment 3. We have responded to comment 3 by rewriting the first prose paragraph on page 17 of the amended Form 10-KSB filed herewith. The paragraph is a part of Note 1 to the financial statements for the fiscal year ended June 30, 2005.

Comment 4. We have responded to comment 4 by attaching to the amended Form 10-KSB filed herewith, the Cross-marketing Agreement with Silverado Corporation as Exhibit 10.1.

If you have any further questions, please call me.

Sincerely,

/s/ Joe Rodriguez
Joe Rodriguez
Chief Financial Officer